UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMAG Pharmaceuticals, Inc.

(Name of Subject Company)

AMAG Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

00163U106

(CUSIP Number of Class of Securities)

Joseph D. Vittiglio

AMAG Pharmaceuticals, Inc.

Executive Vice President, General Counsel,

Chief Business Officer & Corporate Secretary

1100 Winter Street

Waltham, Massachusetts 02451

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Jacqueline Mercier, Esq.

Lillian Kim, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “AMAG,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2020.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Covis Mergerco Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Covis Group S.à r.l., a Luxembourg company (“Parent”), to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares” and each a “Share”) at a price per Share equal to $13.75 per Share, without interest (the “Offer Price”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 15, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2020, as it may be amended or supplemented from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”).

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” at the end of such Item 8:

“The Offer expired at midnight (New York City time), at the end of November 12, 2020. American Stock Transfer & Trust Co., LLC the depositary and paying agent for the Offer, advised Merger Sub that, as of the expiration of the Offer, a total of 34,485,870 Shares (including 5,845,734 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee) were validly tendered and not validly withdrawn, representing approximately 99.3% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Merger Sub irrevocably accepted for payment, and will promptly (and, in any event, within two business days) pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Merger Sub owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Parent and Merger Sub will complete the acquisition of the Company on November 16, 2020 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each outstanding Share (other than (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Parent or Merger Sub, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be automatically canceled and converted into the right to receive an amount in cash equal to $13.75, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Market. The Company and Parent will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2020

AMAG Pharmaceuticals, Inc.

By:	/s/ Scott Myers
Name: Scott Myers
Title: President and Chief Executive Officer